SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 3 TO

SCHEDULE TO

(RULE 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ADVANCED MICRO DEVICES, INC.

(NAME OF SUBJECT COMPANY (ISSUER))

ADVANCED MICRO DEVICES, INC.

(NAME OF FILING PERSON (OFFEROR))

OPTIONS TO PURCHASE COMMON STOCK, PAR VALUE $0.01 PER SHARE

(TITLE OF CLASS OF SECURITIES)

007903107

(CUSIP NUMBER OF CLASS OF SECURITIES)

HARRY A. WOLIN

SENIOR VICE PRESIDENT, GENERAL COUNSEL AND ASSISTANT SECRETARY

ADVANCED MICRO DEVICES, INC.

ONE AMD PLACE

SUNNYVALE, CALIFORNIA 94088

(408) 749-4000

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE

NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

COPY TO:

TAD J. FREESE, ESQ.

LATHAM & WATKINS LLP

140 SCOTT DRIVE

MENLO PARK, CALIFORNIA 94025

(650) 328-4600

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE
$12,347,089	$688.97

*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 21,936,012 shares of common stock of Advanced Micro Devices, Inc. having an aggregate value of $12,347,089 as of June 23, 2009 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Binomial option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $55.80 per million dollars of the value of the transaction.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $688.97	Filing party: Advanced Micro Devices, Inc.
Form or Registration No.: 005-07443	Date Filed: June 29, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO (“Schedule TO”) filed with the Securities and Exchange Commission (“SEC”) on June 29, 2009, as amended by Amendment No. 1 to Schedule TO filed with the SEC on July 6, 2009 and by Amendment No. 2 to Schedule TO filed with the SEC on July 13, 2009, relating to an offer by Advanced Micro Devices, Inc. (the “Company”) to its employees to exchange certain outstanding options to purchase shares of the Company’s common stock for replacement options to be granted under the Company’s 2004 Equity Incentive Plan, as amended.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), this Amendment No. 3 amends and supplements only the items and exhibits to the Schedule TO in the manner set forth below, and unaffected items and exhibits are not included herein. This Amendment No. 3 is the final amendment to Schedule TO and reports the results of the tender offer.

This Amendment No. 3 is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Exchange Act.

Item 4.	Terms of the Transaction.

(a) Material Terms

Item 4 of the Schedule TO is hereby amended to add the following information:

The Option Exchange expired on July 27, 2009 at 11:00 p.m. Central Time. A total of 2,823 eligible employees participated in the Option Exchange. Pursuant to the terms and conditions of the Option Exchange, the Company accepted for exchange options to purchase an aggregate of 14,654,180 shares of the Company’s common stock, representing 66.9% of the total options eligible for exchange. All surrendered options were cancelled, and immediately thereafter, the Company granted replacement options, under the 2004 Equity Incentive Plan, as amended, to purchase an aggregate of 3,991,387 shares of the Company’s common stock on July 27, 2009 in exchange for the eligible options tendered and accepted pursuant to the Option Exchange. The exercise price per share of each replacement option granted in the Option Exchange is $3.80, which was the closing price of the Company’s common stock on the New York Stock Exchange on July 27, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 to Schedule TO is true, complete and correct.

Dated: July 28, 2009	ADVANCED MICRO DEVICES, INC.

	By:	/s/ Robert J. Rivet
Robert J. Rivet
Executive Vice President, Chief Administrative and Operating Officer and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(i)*	Offer to Exchange Certain Outstanding Options to Purchase Common Stock For a Number of Replacement Options, dated June 29, 2009, as amended

(a)(1)(ii)*	Internal Post and E-mail Communication Announcing Exchange Program, as amended

(a)(1)(iii)*	E-mail Communication to Eligible AMD Employees regarding Exchange Program

(a)(1)(iv)*	Summary of Stock Option Exchange Program

(a)(1)(v)*	Election Concerning Exchange of Stock Options

(a)(1)(vi)*	Screen Shots of Offer Website

(a)(1)(vii)*	Confirmation E-mail/Letter to Employees who Elect to Participate in the Exchange Program

(a)(1)(viii)*	Confirmation E-mail/Letter to Employees who Decline Participation in the Exchange Program

(a)(1)(ix)*	Form of Reminder E-mail Communication to Eligible AMD Employees regarding Exchange Program

(a)(1)(x)*	Form of Stock Option Agreement – U.S.

(a)(1)(xi)*	Form of Stock Option Agreement – Non-U.S.

(a)(1)(xii)*	Summary of Stock Option Exchange Program for Belgium Eligible Employees – in Dutch

(a)(1)(xiii)*	Stock Option Exchange Questions and Answers, as amended

(a)(1)(xiv)*	Transcript of Podcast to Employees, as amended

(a)(1)(xv)*	Employee Presentation Materials

(a)(1)(xvi)*	Form of Confirmation E-mail

(a)(1)(xvii)*	Form of Reminder E-mail Communication to Eligible AMD Employees Regarding Informational Sessions

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	AMD’s Definitive Proxy Statement on Schedule 14A for AMD’s 2009 Annual Meeting of Stockholders. Filed with the SEC on March 18, 2009 and incorporated herein by reference.

(b)	Not applicable.

(d)(1)	AMD 1992 Stock Incentive Plan, as amended. Filed as Exhibit 10.3 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 31, 2000, and incorporated herein by reference.

(d)(2)	AMD 1996 Stock Incentive Plan, as amended. Filed as Exhibit 10.58 to AMD’s Quarterly Report on Form 10-Q for the period ended June 29, 2003, and incorporated herein by reference.

(d)(3)	AMD 1998 Stock Incentive Plan, as amended. Filed as Exhibit 10.32 to AMD’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 29, 2003, and incorporated herein by reference.

(d)(4)	AMD 2000 Stock Incentive Plan, as amended. Filed as Exhibit 10.12 to AMD’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 29, 2003, and incorporated herein by reference.

(d)(5)	AMD 2004 Equity Incentive Plan, as amended and restated. Filed as Exhibit A to AMD’s Definitive Proxy Statement on Schedule 14A for AMD’s 2009 Annual Meeting of Stockholders filed on March 18, 2009, and incorporated herein by reference.

(d)(6)	ATI Technologies Inc. Share Option Plan, as amended effective as of January 25, 2005. Filed as Exhibit 99.3 to AMD’s Registration Statement on Form S-8 (333-138291) filed on October 30, 2006, and incorporated herein by reference.

(d)(7)	Forms of Stock Option Agreements to the 1992 Stock Incentive Plan, filed as Exhibit 4.3 to AMD’s Registration Statement on Form S-8 (No. 33-46577), are hereby incorporated by reference

(d)(8)	Forms of Stock Option Agreements, filed as Exhibit 10.8 to AMD’s Annual Report on Form 10-K for the fiscal year ended December 29, 1991, are hereby incorporated by reference.

(g)	Not applicable.

(h)	Not applicable.

*	Previously Filed.